UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 9) *

KU6 MEDIA CO., LTD.
(Name of Issuer)

Ordinary Shares, Par Value $0.00005 Per Ordinary Share,
and American Depositary Shares, Each Representing 100 Ordinary Shares

(Title of Class of Securities)

48274B103

(CUSIP Number)

Johnson Yao
Senior Vice President
Shanda Interactive Entertainment Limited
No. 666 Zhang Heng Road
Pudong New Area
Shanghai 201203, People’s Republic of China
Telephone: (86-21) 6058-8688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 1

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
Shanda Interactive Entertainment Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☑

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
1,396,333,818 Shares (including Shares represented by ADSs) (1) (3)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
1,396,333,818 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,396,333,818 Shares (including Shares represented by ADSs) (1) (3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
29.5% (2) (3)

14	Type of Reporting Person
CO, HC

(1)
Represents 1,396,333,818 ordinary shares, par value $0.00005 per share (the “Shares”) of Ku6 Media Co., Ltd. (“Ku6”) (including Shares represented by American Depositary Shares of Ku6 (“ADSs”), each representing 100 Shares) held by Shanda Media Group Limited (formerly known as Shanda Music Group Limited) (“Shanda Media”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (“Shanda”), which is wholly owned by Premium Lead Company Limited (“Premium Lead”).

(2)	This percentage is calculated based upon 4,732,446,560 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2012 as set forth in Ku6’s Form 20-F furnished with the Securities and Exchange Commission on April 19, 2013.

(3)	See Item 5

1	Name of Reporting Persons
Shanda Media Group Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☑

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
1,396,333,818 Shares (including Shares represented by ADSs) (1) (3)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
1,396,333,818 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,396,333,818 Shares (including Shares represented by ADSs) (1) (3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
29.5% (2) (3)

14	Type of Reporting Person
CO, HC

(1)	Represents 1,396,333,818 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda, which is wholly owned by Premium Lead.

(2)	This percentage is calculated based upon 4,732,446,560 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2012 as set forth in Ku6’s Form 20-F furnished with the Securities and Exchange Commission on April 19, 2013.

(3)	See Item 5

1	Name of Reporting Persons
Premium Lead Company Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☑

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization
The British Virgin Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
1,396,333,818 Shares (including Shares represented by ADSs) (1) (3)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
1,396,333,818 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,396,333,818 Shares (including Shares represented by ADSs) (1) (3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
29.5% (2) (3)

14	Type of Reporting Person
CO, HC

(1)	Represents 1,396,333,818 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda, which is wholly owned by Premium Lead.

(2)	This percentage is calculated based upon 4,732,446,560 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2012 as set forth in Ku6’s Form 20-F furnished with the Securities and Exchange Commission on April 19, 2013.

(3)	See Item 5

This Amendment No. 9 amends and supplements the statement on Schedule 13D relating to the ordinary shares, par value $0.00005 per share (“Shares”) of Ku6 Media Co., Ltd. (“Ku6”), including Shares represented by American Depositary Shares of Ku6, each representing 100 Shares (“ADSs”), filed with the Securities and Exchange Commission on September 21, 2009, as amended by Amendments No. 1 to No. 8 thereto (the “Current Schedule 13D”), and is being filed on behalf of the Reporting Persons (as defined herein) to report the disposition of a portion of Ordinary Shares held by certain Reporting Persons as follows.

With respect to the Reporting Persons, this statement amends and supplements, and with respect to certain information set forth herein, supersedes the Current Schedule 13D. Except as provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Current Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Current Schedule 13D.

Item 2.  Identity and Background

Item 2 of the Current Schedule 13D is hereby supplemented as follows:

The board of directors of Premium Lead has three members, Mr. Tianqiao Chen, Ms. Qian Qian Chrissy Luo and Mr. Danian Chen. Premium Lead is owned as to 40% by Mr. Tianqiao Chen, 30% by Mr. Danian Chen and 30% by Ms. Qian Qian Chrissy Luo.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Current Schedule 13D is supplemented as follows:

On April 3, 2014, Shanda Media completed the sale and purchase of the Sale Shares to the Buyer for the Purchase Price of US$47,350,831.05, which was calculated in the manner set forth under the Share Purchase Agreement. The Buyer executed and issued a promissory note to Shanda Media in the form attached to the Share Purchase Agreement (which has been filed as an exhibit to Amendment No. 8 to the Current Schedule 13D on April 1, 2014(“Amendment No. 8”)) for the entire amount of the Purchase Price (the “Promissory Note”). The Promissory Note is attached hereto as Exhibit B and is incorporated here by reference.  On April 3, 2014, the Buyer also executed a share charge in favor of Shanda Media (“Share Charge”) under which the Buyer has pledged all of the Sale Shares to Shanda Media as collateral for its obligations under the Promissory Note. The Share Charge is attached hereto as Exhibit C and is incorporated here by reference.

Item 4.  Purpose of Transaction

Item 4 of the Current Schedule 13D is supplemented as follows:

As described in Item 3 above, which is incorporated into this Item 4 by reference, on April 3, 2014, Shanda Media completed the sale and purchase of the Sale Shares to the Buyer, and the Buyer executed and delivered the Promissory Note and the Share Charge to the Buyer. The consideration paid for the transfer of Sale Shares was US$47,350,831.05 which was discharged by issue of the Promissory Note and execution and delivery of the Share Charge (and its annexures) by the Buyer to Shanda Media.

The Promissory Note has a maturity period of three years from the Closing Date, and accrues interest following the second anniversary of the Closing Date at LIBOR + 4.5% per annum. The amounts due and payable under the Promissory Note are accelerated upon an event of default under the Promissory Note, which include failure to make payment of principal or interest when due, insolvency of the Buyer, or breach of any covenants under the Promissory Note or the covenants under the Share Purchase Agreement incorporated into the Promissory Note.

The Share Charge was executed and delivered by the Buyer to secure the Buyer’s obligations under the Promissory Note. Under the terms of the Share Charge, the Buyer is not permitted to sell, transfer or otherwise dispose of the Sale Shares which are subject to the Share Charge without the prior written consent of Shanda Media. Upon the occurrence of an event of default under the Promissory Note, Shanda Media shall be entitled to exercise all voting rights to the Sale Shares, appoint a receiver for the Sale Shares, take possession of the Sale Shares, or sell or transfer the Sale Shares to itself or to any other person.

The Promissory Note is attached hereto as Exhibit B and the Share Charge is attached hereto as Exhibit C and is incorporated here by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Current Schedule 13D is hereby amended and restated in its entirety as follows:

(a)–(b)  The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Reporting Persons is provided:

	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Shanda Interactive Entertainment Limited	0	0	1,396,333,818	0	1,396,333,818	1,396,333,818	29.5%
Shanda Media Group Limited	1,396,333,818	0	1,396,333,818	0	1,396,333,818	1,396,333,818	29.5%
Premium Lead Company Limited	0	0	1,396,333,818	0	1,396,333,818	1,396,333,818	29.5%

(1)	Represents 1,396,333,818 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda, which is wholly owned by Premium Lead.

(2)
This percentage is calculated based upon 4,732,446,560 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2012 as set forth in Ku6’s Form 20-F furnished with the Securities and Exchange Commission on April 19, 2013.

The Reporting Persons beneficially hold 1,396,333,818 Shares, and 1,938,360,784 Shares are held by the Buyer.  Due to the voting arrangements described in Item 4 of Amendment No. 8, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, the 1,938,360,784 Shares held by the Buyer (“Voting Agreement Shares”).  Neither the filing of this statement  on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any of the Voting Agreement Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

As described in Item 2 above, which is incorporated here by reference, Mr. Tianqiao Chen, Ms. Qian Qian Chrissy Luo and Mr. Danian Chen, who are the directors as well as the shareholders of Premium Lead, share voting and dispositive control over the shares beneficially held by Premium Lead.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Schedule I hereto beneficially owns any Shares.

(c)      Except for the transactions described in Items 3 and 4 above (and in Items 3 and 4 to Amendment No. 8, during the past 60 days, none of the Reporting Persons, nor any persons identified in Schedule I hereto, has entered into any transaction in the Shares.

(d)      Except for the Voting Agreement Shares, which may be deemed to be beneficially owned by the Reporting Persons, and as set out under the Share Charge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares (including Shares represented by ADSs) beneficially owned by the Reporting Persons.

(e)      Not applicable.

Item 6.      Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company.

Item 6 of the Current Schedule 13D is amended and restated in entirety as follows:

On March 31, 2014, Shanda Media and the Buyer entered into the Share Purchase Agreement. The descriptions of the Share Purchase Agreement in Item 3 and Item 4 of Amendment No. 8 and Item 3 and Item 4 above are incorporated herein by reference.  On April 3, 2014, in connection with completion of the transactions under the Share Purchase Agreement, the Buyer issued the Promissory Note to Shanda Media and executed and delivered the Share Charge to Shanda Media. The descriptions of the Promissory Note and Share Charge in Item 3 and Item 4 of Amendment No. 8 and Item 3 and Item 4 above are incorporated herein by reference.

As described in Item 5 above (and in Item 4 to Amendment No. 8), Shanda Media and the Buyer have entered into certain voting arrangements in connection with voting in favor of election of Shanda Nominees to the board of the Company and with respect to voting in favor of an acquisition by the Company of Sky Profit, and Item 5 above and Item 4 to Amendment No. 8 is incorporated herein by reference.

The summaries in Item 3 and Item 4 above or in Item 3 and Item 4 of Amendment No. 8 of the agreements described in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The Share Purchase Agreement has been filed as Exhibit B to Amendment No. 8 and the Promissory Note and Share Charge are filed herewith as Exhibits B and C, and are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated April 3, 2014 among Shanda Interactive Entertainment Limited, Shanda Media Group Limited and Premium Lead Company Limited.

Exhibit B:  Promissory Note between Xu Xudong and Shanda Media dated April 3, 2014

Exhibit C:  Share Charge between Xu Xudong and Shanda Media dated April 3, 2014

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

April 3, 2014	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Chairman and Chief Executive Officer

SHANDA MEDIA GROUP LIMITED

April 3, 2014	By:	/s/ Danian Chen
		Name:	Danian Chen
		Title:	Director

PREMIUM LEAD COMPANY LIMITED

April 3, 2014	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA

The name, present principal occupation or employment and citizenship of each director and executive officer of Shanda are set forth below. Each occupation set forth opposite an individual’s name in the following table refers to employment with Shanda. The business address of each director and officer is 8 Stevens Road, Singapore 257819 except for Danian Chen, Jin Zhang and Johnson Yao whose business address is No. 666 Zhangheng Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Name	Citizenship	Present Principal Occupation
Tianqiao Chen	PRC	Chairman of the Board and Chief Executive Officer
Qian Qian Chrissy Luo	Singapore	Director
Robert Chiu	Taiwan	President
Danian Chen	PRC	Director
John Lee	Hong Kong, PRC	Head of Tax
Jin Zhang	PRC	Senior Vice President
Haifa Zhu	PRC	Chief Investment Officer
Johnson Yao	PRC	Senior Vice President

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA MEDIA

Mr. Danian Chen, Director of Shanda, is the sole director of Shanda Media.

DIRECTORS AND EXECUTIVE OFFICERS OF PREMIUM LEAD

Mr. Tianqiao Chen, Chairman and Chief Executive Officer of Shanda, is Chairman and Chief Executive Officer of Premium Lead. Ms. Qian Qian Chrissy Luo, Director of Shanda, is a non-executive director of Premium Lead. Mr. Danian Chen, Director of Shanda, is a director of Premium Lead.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned hereby agrees that (i) a statement on Schedule 13D with respect to the ordinary shares, par value $0.00005 per share (the “Shares”), including Shares represented by American Depositary Shares, each representing 100 Shares, of Ku6 Media Co., Ltd. (including amendments thereto) filed herewith shall be filed on behalf of each of the undersigned, and (ii) this Joint Filing Agreement shall be included as an exhibit to such joint filing, provided that, as provided by Section 13d-1(k)(ii) of the Exchange Act, no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 3rd day of April, 2014.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

April 3, 2014	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Chairman and Chief Executive Officer

SHANDA MEDIA GROUP LIMITED

April 3, 2014	By:	/s/ Danian Chen
		Name:	Danian Chen
		Title:	Director

PREMIUM LEAD COMPANY LIMITED

April 3, 2014	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

EXHIBIT B

PROMISSORY NOTE

US$47,350,831.05	April 3, 2014

FOR VALUE RECEIVED, Mr. XU Xudong（许旭东）, a citizen of the People’s Republic of China with passport number of G######## (the “Borrower”), promises to pay to the order of Shanda Media Group Limited, a company incorporated under the laws of the British Virgin Islands (the “Lender”) on the Maturity Date, in lawful money of the United States of America in same day funds, US$47,350,831.05 (the “Loan”; and this note, as amended from time to time, the “Note”).  The Borrower shall pay interest on the unpaid principal amount of the Loan until maturity on the dates and at a rate per annum as hereinafter set forth.  Interest hereunder shall be computed on the basis of a year of 365/366 days and paid for the actual number of days elapsed (including the first day but excluding the last day).

1.      Certain Definitions.  As used herein, the following terms have the following meanings:

“Act” means the U.S. Securities Act of 1933, as amended and interpreted from time to time.

“ADS” has the meaning set forth under the Share Purchase Agreement.

“Affiliate” has the meaning set forth under the Share Purchase Agreement.

 “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Hong Kong or People’s Republic of China are authorized or required by law to remain closed provided that, when used in connection with any determination of LIBOR, an Interest Period or the Maturity Date, the term “Business Day” shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

“Company” means Ku6 Media Co. Ltd., a company organized under the laws of Cayman Islands.

“Control Documents” has the meaning set forth under the Share Purchase Agreement.

“Group Company” means any of the Company, its subsidiaries and consolidated variable interest entities in China and their respective subsidiaries.

“Interest Period” means the period beginning immediately following the expiry of the Interest Free Period and ending on the Maturity Date.

“Interest Rate” means LIBOR plus the Margin.

“LIBOR” means the London interbank offered rate as administered by ICE Benchmark Administration Limited (or any other Person that takes over the administration of such rate) for U.S. Dollars for a period equal in length to such Interest Period as displayed on pages LIBOR01 or LIBOR02 of the Reuters screen that displays such rate with a term equivalent to such Interest Period in U.S. Dollars, determined as of approximately 11:00 a.m. (London, England time), two Business Days prior to the commencement of such Interest Period (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Lender in its reasonable discretion).

 “Margin” means 4.5% per annum.

“Maturity Date” means the third anniversary of the date of this Note, or, if such day is not a Business Day, the next succeeding Business Day.

“Ordinary Shares” has the meaning set forth under the Share Purchase Agreement.

“Purchase Price” has the meaning set forth under the Share Purchase Agreement.

 “Share Charge” means the share charge agreement between the parties in the form attached to this Agreement as Exhibit A to be entered into on the date of this Note and securing the obligations of the Borrower under this Note.

 “Share Purchase Agreement” means the share purchase agreement dated March 31, 2014 by and among the Borrower and the Lender, pursuant to which the Borrower is acquiring 1,938,360,784 ordinary shares par value US$0.00005 of the Company.

“Transaction Document” has the meaning set forth under the Share Purchase Agreement.

2.      Interest Rate.  The Loan shall not bear interest during the period beginning on and including the date hereof and ending on and including the second anniversary of the date hereof (“Interest Free Period”). From and after the expiry of the Interest Free Period, the Loan shall bear interest at a rate per annum equal to the Interest Rate for the Interest Period, payable semi-annually on the last Business Day of each six-month period commencing from the beginning of the Interest Period; provided that, in the case of any overdue amounts of principal or interest, the Borrower shall pay interest, on demand by the Lender, at a rate per annum equal to Interest Rate plus 3% from and including the date such amount is due up to the date of actual payment. Accrued and unpaid interest on all such amounts (including interest on past due interest) shall be due and payable on demand.

3.      Prepayments; Repayments. (a) The Borrower may prepay the Loan (including all accrued but unpaid interest) in full but not in part, in cash of immediately available U.S. dollars, at any time upon no less than 30 calendar days’ prior written notice to the Lender.

(b)    The Borrower shall repay the entire outstanding amount of the Loan (plus all accrued and unpaid interest) in full in cash of immediately available U.S. dollars on the Maturity Date.

4.      General Provisions Regarding Payments.  The Borrower will pay all amounts due hereunder free and clear of and without reduction for any taxes, levies, imposts, deductions, withholding or charges and without set-off or counterclaim, at the place for payment specified above in U.S. dollars available the same day in the city in which such place for payment is located provided that if the Borrower shall be required by applicable law to deduct or withhold any taxes from such payments, then the sum payable shall be increased as necessary so that after making all required deductions or withholdings, the Lender receives an amount equal to the sum it would have received had no such deductions or withholdings been made. The Borrower hereby waives diligence, presentment, demand, protest and notice of any kind whatsoever.

5.      Representations and Warranties.  (a) The Borrower represents and warrants to the Lender that each of the representations and warranties set forth in Article 4 of the Share Purchase Agreement, as if expressly incorporated by reference into this Note, mutantis mutandis in accordance with Section 13 hereof, is true and correct.

(b)    In addition, the Borrower represents and warrants to the Lender that no part of the proceeds of the Loan hereunder will be used, directly or indirectly, for the purpose, whether immediate, incidental or ultimate of buying or carrying any “margin stock” within the meaning of Regulation U or X under the Act.

6.      Purpose of Loan.  The Borrower covenants that the Loan shall be used only for the purpose of payment of the Purchase Price as contemplated pursuant to the Share Purchase Agreement.

7.      Covenants.  So long as any amount is outstanding under this Note, unless compliance shall have been waived or consented in advance by the Lender in writing, the Borrower agrees that:

(a)      He shall not, and shall cause his Affiliates not to, incur, assume or be liable for any indebtedness other than indebtedness under the Note or indebtedness to the Lender pursuant to Section 5.09 of the Share Purchase Agreement.

(b)      No part of the proceeds of the Loan hereunder will be used, directly or indirectly, for the purpose, whether immediate, incidental or ultimate of buying or carrying any “margin stock” within the meaning of Regulation U or X under the Act.

(c)      He shall comply with the provisions of the Share Charge.

(d)      He shall comply with each covenant contained in Article 5 of the Share Purchase Agreement, as if expressly incorporated by reference into this Note, mutantis mutandis in accordance with Section 13 hereof.

(e)      Without limiting the generality of the foregoing clause (d), other than the transactions described under Section 5.08 of the Share Purchase Agreement, he shall, and shall cause his Affiliates to agree that, without the prior approval of the Lender, no action shall be taken by any Group Company or resolutions passed by the shareholders or board of directors of any Group Company in respect of any of the following matters:

(i)      the liquidation, administration, winding-up, bankruptcy or dissolution of any Group Company;

(ii)      any amendment to the memorandum and articles of association of the Company or constitutive documents of any Group Company;

(iii)              any amendment to or termination of the Control Documents in any manner (except for any technical amendments required that do not affect the consolidation of the variable interest entities into the financial statements of the Company);

(iv)              sale, transfer or otherwise disposal of by any Group Company any assets or property with a total book value in excess of US$1,000,000 (or equivalent in any other currency), or book value in excess of US$2,000,000 (or equivalent in any other currency) during any twelve-month period;

(v)      a merger, business combination or other similar transaction involving any Group Company or a material portion of the business or assets of any Group Company;

(vi)              delisting of the Ordinary Shares (or ADSs representing Ordinary Shares) on the Nasdaq Global Market, or delisting or deregistration of securities of the Company from the Nasdaq Global Market;

(vii)              material change to the nature of the business as presently carried on by any Group Company;

(viii)              entry into any transaction between any Group Company on the one hand, and the Borrower and his Affiliates on the other hand;

8.      Events of Default.  If any of the following events (“Events of Default”) shall occur and be continuing: (i) the Borrower shall fail to make payment when due of any principal of or interest on the Loan; or (ii) any representation or warranty made by the Borrower in this Note shall prove to have been incorrect in any material respect when made; or (iii) the Borrower shall fail to observe or perform any covenant contained in this Note (including the covenants under the Share Purchase Agreement incorporated by reference in this Note); or (iv) the Borrower shall become insolvent (however such insolvency may be evidenced) or proceedings are instituted by or against the Borrower under any bankruptcy, reorganization or insolvency law or other law for the relief of debtors; or (v) judgments or orders for the payment of money in excess of US$800,000 shall be rendered against the Borrower and such judgments or orders shall remain unstayed for a period of 10 days; then, in the case of any of the Events of Default specified above, the Lender may, by written notice to the Borrower, declare the Loan to be forthwith due and payable, together with accrued interest, whereupon the same shall become forthwith due and payable, without demand, protest, presentment, notice of dishonor or any other notice or demand whatsoever, all of which are hereby waived by the Borrower; provided that in the case of the Event of Default specified in clause (iv) above with respect to the Borrower, without any notice to the Borrower or any other act of the Lender, the Loan shall become forthwith due and payable, together with accrued interest, without demand, protest, presentment, notice of dishonor or any other notice or demand whatsoever, all of which are hereby waived by the Borrower.

9.      Expenses; Indemnity.  Each party shall bear their own costs and expenses in connection with entry into and performance under this Note, provided that if an Event of Default occurs, all reasonable out-of-pocket expenses incurred by the Lender, including (without duplication) the reasonable fees and disbursements of outside counsel in connection with such Event of Default and collection, bankruptcy, insolvency and other enforcement proceedings resulting therefrom shall be paid by the Borrower. Without limitation of the foregoing, the Borrower agrees to indemnify the Lender, its affiliates and the respective directors, officers, agents and employees of the foregoing (each an “Indemnitee”) and hold each Indemnitee harmless from and against any and all liabilities, losses, damages, costs and reasonable expenses of any kind, including, without limitation, the reasonable fees and disbursements of counsel and settlement costs, which may be incurred by such Indemnitee in connection with any investigative, administrative or judicial proceeding (whether or not such Indemnitee shall be designated a party thereto) brought or threatened relating to or arising out of this Note or any actual or proposed use of proceeds of Loans hereunder; provided that no Indemnitee shall have the right to be indemnified hereunder for such Indemnitee’s own gross negligence or willful misconduct.

10.      Assignments and Participations.  This Note shall be binding upon the Borrower and his successors and assigns and is for the benefit of the Lender and its successors and assigns, except that the Borrower may not assign or otherwise transfer his rights or obligations under this Note.

11.      Miscellaneous.  Sections 7.02 through 7.10 of the Share Purchase Agreement shall be deemed to be incorporated by reference herein, mutatis mutandis in accordance with Section 13 hereof.

12.      Governing Law. This Note shall be governed by and construed in accordance with the law of Hong Kong, without regard to its conflicts of law rules.

13.      Incorporation by Reference.  Certain provisions (the “Incorporated Provisions”) contained in this Note are incorporated by reference from or defined with reference to the Share Purchase Agreement solely for the convenience of the parties hereto in documenting this Note and the transactions referred to herein.  Each such Incorporated Provision shall be incorporated or referred to as though all references therein to the “Agreement”, the “Buyer” and “Seller” were references to this Note, the Borrower and the Lender, respectively, and other changes shall be made (as required by the context) so that such Incorporated Provisions are made solely for the benefit of the Lender with respect to this Note.  No Incorporated Provision shall be amended, waived or otherwise modified for purposes of this Note by any amendment, waiver or other modification by the parties to the Share Purchase Agreement without the agreement of the Lender that such amendment, waiver or other modification shall also apply to this Note, and such Incorporated Provisions shall remain in effect hereunder as they existed prior to such amendment, waiver or modification not agreed to by the Lender.  If this Note remains in effect after the Share Purchase Agreement has terminated in accordance with its terms, the Incorporated Provisions shall continue to be incorporated herein by reference (and, without limitation, the covenants incorporated herein shall continue to be in full force and effect) as set forth above as such provisions were in effect.

14.      Set Off.  The Lender shall have the right, but not the obligation, to elect at its option, to set off the payment of any amounts due and payable by the Lender to the Borrower under any Transaction Document against any amounts payable by the Borrower to the Lender under this Note (including the Loan).

15.      Reasonableness. Each party acknowledges that they have received independent legal advice relating to all the matters provided for in this Note (to the extent such party deems necessary) and agrees that the provisions of this Note are fair and reasonable, and the Borrower agrees not to make any claim or defense that the Note is invalid or unenforceable against him or his Affiliates.

[Signature Page follows]

EXECUTED AND DELIVERED	)
as a deed by	)
XU XUDONG（许旭东）	)
in the presence of:	)
)
)
/s/ Xu Xudong

/s/ Yeo Kim Geu
Name: Yeo Kim Geu
Title:

EXECUTED AND DELIVERED	)
as a deed by	)
SHANDA MEDIA GROUP LIMITED	)
in the presence of:	)
)
	)	Authorised Representative

/s/ Danian Chen

/s/ Duan Wenjun
Name:
Title:

EXHIBIT C

Dated this 3rd day of April, 2014

B Y :

XU XUDONG (许旭东)

IN FAVOUR OF:

SHANDA MEDIA GROUP LIMITED

SHARE CHARGE

THIS SHARE CHARGE (“Share Charge”) is made on the 3rd day of April, 2014

BY:

Mr. XU Xudong （许旭东）, a citizen of the People’s Republic of China with passport number of G######## (the “Chargor”)

IN FAVOUR OF:

Shanda Media Group Limited, a company incorporated under the laws of British Virgin Islands and having its registered office at Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110 (the “Chargee”)

WHEREAS:

(A)
Pursuant to the terms of a promissory note issued by the Chargor to the Chargee on or about the date hereof (the “Promissory Note”), the Chargee has agreed to provide certain loan facilities to the Borrower on the terms and conditions therein set out therein.

(B)
As security for the obligations of the Borrower under the Promissory Note, the Chargor has agreed to charge, inter alia, his interest in all of the shares beneficially owned by the Chargor in Ku6 Media Co. Ltd., a company incorporated under the laws of Cayman Islands (the “Company”).

(C)
Pursuant to the terms of a share purchase agreement dated March 31, 2014 (the “Share Purchase Agreement”), the Chargee has agreed to sell to the Chargor, and the Chargor has agreed to purchase, 1,938,360,784 ordinary shares of the Company (“Sale Shares”).

(D)
Simultaneously with the issue of the Promissory Note, the Chargor shall execute this Share Charge in favour of the Chargee and the same is executed by the Chargor in consideration of the Chargee agreeing to advance the said loan to the Chargor and for other good and valuable consideration (the sufficiency of which the Chargor hereby acknowledges).

NOW THIS SHARE CHARGE WITNESSES as follows:

1	INTERPRETATION

1.1	In this Charge, unless the context otherwise requires, the following words and expressions shall have the following meanings:

“Business Day”	has the same meaning as in the Promissory Note;

“Charged Property”
means all of the Sale Shares as described in Recital (C) and all other shares in the Company from time to time legally or beneficially owned by the Chargor during the Security Period (together the “Charged Shares”) and all dividends or other distributions, interest and other moneys paid or payable after the date hereof in connection therewith and all interests in and all rights accruing at any time to or in respect of all or any of the Charged Shares and all and any other property that may at any time be received or receivable by or otherwise distributed to the Chargor in respect of or in substitution for, or in addition to, or in exchange for, or on account of, any of the foregoing, including, without limitation, any shares or other securities resulting from the division, consolidation, change, conversion or reclassification of any of the Charged Shares, or the reorganization or amalgamation of the Company with any other body corporate, or the occurrence of any event which results in the substitution or exchange of the Charged Shares, and including any options or warrants issued to, or other rights of the Chargor to acquire from the Company any shares in the Company or other voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company;

“Charged Shares”	has the meaning assigned thereto in the definition of Charged Property;

“Event of Default”	means any breach by the Chargor of any of the provisions of the Promissory Note or this Share Charge, and includes an event of default as set forth in Section 8 of the Promissory Note;

“Parties”	means the parties to this Charge collectively; “Party” means any one of them;

“Secured Obligations”	means all of the present and future payments and other obligations of the Chargor to the Chargee under this Share Charge and the Promissory Note;

“Security Interest”	means any charge, mortgage, pledge, lien, security interest or other encumbrance; and

“Security Period”	means the period commencing on the date of execution of this Charge and terminating upon discharge of the security created by this Charge by payment in full of the Secured Obligations.

1.2	In this Charge unless the context otherwise requires:

1.2.1
references to statutory provisions shall be construed as references to those provisions as amended or re-enacted or as their application is modified by other provisions from time to time and shall include references to any provisions of which they are re-enactments (whether with or without modification);

1.2.2	references to clauses and schedules are references to clauses hereof and schedules hereto; references to sub-clauses or paragraphs are, unless otherwise stated,

references to sub-clauses of the clauses hereof or paragraphs of the schedule in which the reference appears;

1.2.3	references to the singular shall include the plural and vice versa and references to the masculine shall include the feminine and/or neuter and vice versa; and

1.2.4	references to persons shall include companies, partnerships, associations and bodies of persons, whether incorporated or unincorporated;

1.2.5	references to assets include property, rights and assets of every description; and

1.2.6	references to any document are to be construed as references to such document as amended or supplemented from time to time.

2	CHARGOR’S REPRESENTATIONS AND WARRANTIES

The Chargor hereby represents and warrants to the Chargee that:

2.1	the Chargor is a citizen of the People’s Republic of China with passport number of G########;

2.2	as of the date hereof, subject to consummation of the transactions under the Share Purchase Agreement, the Chargor is the legal and beneficial owner of the Sale Shares;

2.3
entry into this Charge by the Chargor and enforcement hereof by the Chargee will not contravene the terms of any agreement to which the Chargor is bound or to which the Charged Shares are subject or the memorandum and articles of association of the Company;

2.4	the Chargor is the legal and beneficial owner of all of the Charged Property free from any Security Interest (other than those created by this Charge) and any options or rights of pre-emption;

2.5
the Chargor has full power and authority (i) to be the legal and beneficial owner of the Charged Property, (ii) to execute and deliver this Charge and (iii) to comply with the provisions of, and perform all his obligations under, this Charge;

2.6
this Charge constitutes the Chargor’s legal, valid and binding obligations enforceable against the Chargor in accordance with its terms except as such enforcement may be limited by any relevant bankruptcy, insolvency, administration or similar laws affecting creditors’ rights generally;

2.7
the entry into and performance by the Chargor of this Charge does not violate (i) any law or regulation of any governmental or official authority, or (ii) any agreement, contract or other undertaking to which the Chargor is a party or which is binding upon the Chargor or any of his assets; and

2.8
all consents, licences, approvals and authorisations required in connection with the entry into, performance, validity and enforceability of this Charge have been obtained and are in full force and effect.

3	CHARGOR’S COVENANTS

The Chargor hereby covenants with the Chargee:

3.1
to pay all amounts, interests, expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys as are stated in the Promissory Note and this Share Charge to be payable by the Chargor or to be recoverable from the Chargor by the Chargee (or in respect of which the Chargor agrees in the Promissory Note and this Share Charge to indemnify the Chargee) at the times and in the manner specified in the Promissory Note and this Share Charge;

3.2
that the Chargor will on demand of the Chargee and at the expense of the Chargor, execute and deliver to the Chargee or to such person or persons as the Chargee may nominate such additional charge or charges of the Charged Property (or any part thereof) for the purpose of further securing the payment and discharge of all Secured Obligations, each such additional charge to be in such form as the Chargee may reasonably require;

3.3
that the Chargor shall, on request of the Chargee, provide to the Chargee immediately on receipt by the Chargor a copy of all notices, written consents, reports, accounts, circulars and other communications issued by the Company or by any third party in respect of the Charged Shares;

3.4	that the Chargor will not without the prior written consent of the Chargee:

3.4.1	permit any person other than the Chargor, the Chargee or any transferee nominated by the Chargee on enforcement of this Charge to be the registered holder of any of the Charged Shares;

3.4.2	permit any variation of the rights attaching to the Charged Shares;

3.4.3
take or permit any action which might result in an increase or reduction in the authorised share capital of the Company or the number of shares that the Company is authorised to issue or the issued share or share capital of the Company;

3.4.4	permit the Company to be continued to another jurisdiction outside of the Cayman Islands;

3.4.5	permit any scheme of arrangement, merger, amalgamation or other reorganisation applicable to the Company; or

3.4.6	save in accordance with Clause 8.2, permit any amendment to the memorandum or articles of association of the Company.

4	SECURITY

4.1
In consideration of the Chargee making the loan available to the Chargor under the Promissory Note and as a continuing security for the Secured Obligations, the Chargor as legal and beneficial owner hereby assigns and agrees to assign to the Chargee all benefits present and future, actual and contingent accruing in respect of the Charged Property and all the Chargor’s right, title and interest to and in the Charged Property including (without limitation) all voting and other consensual powers pertaining to the Charged Shares and hereby charges and agrees to charge in favour of  the Chargee all of his interest in the Charged Property by way of a first fixed charge.

4.2	The Chargor hereby agrees to deliver, or cause to be delivered, to the Chargee:

4.2.1	duly executed undated share transfers in respect of the Charged Shares in favour of the Chargee or its nominees in the form set out in Schedule 1;

4.2.2	an executed irrevocable proxy made in respect of the Charged Shares in favour of the Chargee in respect of all general meetings of the Company in the form set out in Schedule 2;

4.2.3	all share certificates representing the Charged Shares;

4.2.4
executed but undated letters of resignation and release together with letters of authority to date the same from each of the directors, alternate directors and officers of the Company in the form set out in Schedule 3; and

4.2.5	an undertaking from the Company to register transfers of the Charged Shares to the Chargee or its nominee in the form set out in Schedule 4.

4.3
If consent is given in accordance with Clause 3.4.3 and if any further shares of the Company are issued to the Chargor, the Chargor will deliver, or cause to be delivered, to the Chargee immediately upon the issue of any further Charged Shares, the items listed in Clauses 4.2.1, 4.2.2, and 4.2.3 in respect of all such further Charged Shares.

4.4
The Chargor will deliver, or cause to be delivered, to the Chargee immediately upon the appointment of any further director, alternate director or officer of the Company an undated, signed letter of resignation from such further director, alternate director or officer in a form acceptable to the Chargee.

4.5
The Chargor hereby covenants that during the Security Period it will remain the legal and the beneficial owner of the Charged Property (subject only to the Security Interests hereby created) and that it will not:

4.5.1	create or suffer the creation of any Security Interests (other than those created by this Charge) on or in respect of the whole of any part of the Charged Property or any of its interest therein; or

4.5.2	sell, assign, transfer or otherwise dispose of any of his interest in the Charged Property,

in any such case without the prior consent in writing of the Chargee.

4.6
The Chargor shall remain liable to perform all the obligations assumed by it in relation to the Charged Property and the Chargee shall be under no obligation of any kind whatsoever in respect thereof or be under any liability whatsoever in the event of any failure by the Chargor to perform his obligations in respect thereof.

4.7
Upon the Chargee being satisfied that the Secured Obligations have been unconditionally and irrevocably paid and discharged in full, and following a written request therefor from the Chargor, the Chargee will, subject to being indemnified to its reasonable satisfaction for the costs and expenses incurred by the Chargee in connection therewith, release the security constituted by this Charge.

5	DEALINGS WITH CHARGED PROPERTY

5.1	Unless and until an Event of Default has occurred:

5.1.1
the Chargor shall be entitled to exercise all voting and/or consensual powers pertaining to the Charged Property or any part thereof for all purposes not inconsistent with the terms of this Charge and/or the Promissory Note; and

5.1.2	the Chargor shall be entitled to receive all notices pertaining to the Charged Shares.

5.2
The Chargor shall pay all calls, instalments or other payments, and shall discharge all other obligations, which may become due in respect of any of the Charged Property and in an Event of Default, the Chargee may if it thinks fit make such payments or discharge such obligations on behalf of the Chargor.  Any sums so paid by the Chargee in respect thereof shall be repayable on demand and pending such repayment shall constitute part of the Secured Obligations.

5.3
The Chargee shall not have any duty to ensure that any dividends, interest or other moneys and assets receivable in respect of the Charged Property are duly and punctually paid, received or collected as and when the same become due and payable or to ensure that the correct amounts (if any) are paid or received on or in respect of the Charged Property or to ensure the taking up of any (or any offer of any) stocks, shares, rights, moneys or other property paid, distributed, accruing or offered at any time by way of redemption bonus, rights, preference, or otherwise on or in respect of, any of the Charged Property.

5.4
The Chargor hereby authorises the Chargee to arrange at any time and from time to time (whether before or after the occurrence of an Event of Default for the Charged Property or any part thereof to be registered in the name of the Chargee (or its nominee) thereupon to be held as so registered subject to the terms of this Charge.

6	PRESERVATION OF SECURITY

6.1	It is hereby agreed and declared that:

6.1.1
the security created by this Charge shall be held by the Chargee as a continuing security for the payment and discharge of the Secured Obligations and the security so created shall not be satisfied by any intermediate payment or satisfaction of any part of the Secured Obligations;

6.1.2
the Chargee shall not be bound to enforce any other security (if applicable), or any other remedy available under the Promissory Note or under applicable law, before enforcing the security created by this Charge;

6.1.3
no delay or omission on the part of the Chargee in exercising any right, power or remedy under this Charge shall impair such right, power or remedy or be construed as a waiver thereof nor shall any single or partial exercise of any such right, power or remedy preclude any further exercise thereof or the exercise of any other right, power or remedy.  The rights, powers and remedies herein provided are cumulative and not exclusive of any rights, powers and remedies provided by law and may be exercised from time to time and as often as the Chargee may deem expedient; and

6.1.4	any waiver by the Chargee of any terms of this Charge shall only be effective if given in writing and then only for the purpose and upon the terms for which it is given.

6.2
Any settlement or discharge under this Charge between the Chargee and the Chargor shall be conditional upon no security or payment to the Chargee by the Company or the Chargor or any other person being avoided or set-aside or ordered to be refunded or reduced by virtue of any provision or enactment relating to bankruptcy, insolvency, administration or liquidation for the time being in force and, if such condition is not satisfied, the Chargee shall be entitled to recover from the Chargor on demand the value of such security or the amount of any such payment as if such settlement or discharge had not occurred.

6.3
The rights of the Chargee under this Charge and the Security Interest hereby constituted shall not be affected by any act, omission, matter or thing which, but for this provision, might operate to impair, affect or discharge such rights and security, in whole or in part, including without limitation, and whether or not known to or discoverable by the Company, the Chargor, the Chargee or any other person:

6.3.1	any time or waiver granted to or composition with the Company or any other person;

6.3.2	the taking, variation, compromise, renewal or release of or refusal or neglect to perfect or enforce any rights, remedies or securities against the Company or any other person;

6.3.3	any legal limitation, disability, incapacity or other circumstances relating to the Company or any other person;

6.3.4	any amendment or supplement to the Promissory Note or any other document or security;

6.3.5	the dissolution, liquidation, amalgamation, reconstruction or reorganisation of the Company or any other person; or

6.3.6	the unenforceability, invalidity or frustration of any obligations under the Promissory Note or any other document or security.

6.4
Until the Secured Obligations have been unconditionally and irrevocably satisfied and discharged in full to the satisfaction of the Chargee, the Chargor shall not by virtue of any payment made hereunder on account of the Secured Obligations or by virtue of any enforcement by the Chargee of its rights under, or the security constituted by, this Charge or by virtue of any relationship between or transaction involving, the Chargor and the

Company (whether such relationship or transaction shall constitute the Chargor a creditor of the Company, a guarantor of the obligations of the Company or a party subrogated to the rights of others against the Company or otherwise howsoever and whether or not such relationship or transaction shall be related to, or in connection with, the subject matter of this Charge):

6.4.1	exercise any rights of subrogation in relation to any rights, security or moneys held or received or receivable by the Chargee or any person;

6.4.2	exercise any right of contribution from any co-surety liable in respect of such moneys and liabilities under any other guarantee, security or agreement;

6.4.3	exercise any right of set-off or counterclaim against the Company or any such co-surety;

6.4.4	receive, claim or have the benefit of any payment, distribution, security or indemnity from the Company or any such co-surety; or

6.4.5	unless so directed by the Chargee (when the Chargor will prove in accordance with such directions), claim as a creditor of the Company or any such co-surety in competition with the Chargee.

The Chargor shall hold in trust for the Chargee and forthwith pay or transfer (as appropriate) to the Chargee any such payment (including an amount equal to any such set-off), distribution (including such dividend or distribution payments described in Clause 5.1.2) or benefit of such security, indemnity or claim in fact received by it.

6.5
Until the Secured Obligations have been unconditionally and irrevocably satisfied and discharged in full to the satisfaction of the Chargee, the Chargee may at any time keep in a separate account or accounts (without liability to pay interest thereon) in the name of the Chargee for as long as it may think fit, any moneys received, recovered or realised under this Charge or under any other guarantee, security or agreement relating in whole or in part to the Secured Obligations without being under any intermediate obligation to apply the same or any part thereof in or towards the discharge of such amount.

7	ENFORCEMENT OF SECURITY

7.1
Upon the occurrence of an Event of Default the Security Interest hereby constituted shall become immediately enforceable and the Chargee, at any time, without further notice to or consultation with or consent of  the Chargor may:

7.1.1	solely and exclusively exercise all voting and/or consensual powers pertaining to the Charged Property or any part thereof and may exercise such powers in such manner as the Chargee may think fit;

7.1.2
receive and retain all dividends, interest, distributions or other moneys or assets accruing on or in respect of the Charged Property or any part thereof, such dividends, interest, distributions or other moneys or assets to be held by the Chargee, until applied in the manner described in Clause 7.4, as additional security charged under and subject to the terms of this Charge and any such dividends, interest, distributions or other moneys or assets received by the Chargor after such time shall be held in trust by the Chargor for the Chargee and paid or transferred to the Chargee on demand;

7.1.3	appoint by instrument any person to be a receiver of the Charged Property (the “Receiver”) and remove any Receiver so appointed and appoint another in his stead;

7.1.4
sell, transfer, grant options over or otherwise dispose of the Charged Property or any part thereof at such place and in such manner and at such price or prices as the Chargee may deem fit, and thereupon the Chargee shall have the right to deliver, assign and transfer in accordance therewith the Charged Property so sold, transferred, granted options over or otherwise disposed of;  and/or

7.1.5	complete any undated blank share transfer forms of all or any part of the Charged Property by dating the same and/or inserting its name or the name of its nominee as transferee.

For the avoidance of doubt, the Chargor agrees that the Chargee shall be entitled to enforce the Security Interest and take possession of the Charged Property, and shall have the right, but not the obligation or any requirement to sell or otherwise dispose of the Charged Property, and the Chargor hereby waives (to the fullest extent permitted by applicable law) any such requirement of the Chargee (whether under contract or under any applicable law) to mandatorily sell or dispose of the Charged Property upon enforcement of the Security Interest.

7.2
The Chargee shall not be obliged to make any enquiry as to the nature or sufficiency of any payment received by it under this Charge or to make any claim or to take any action to collect any moneys assigned by this Charge or to enforce any rights or benefits assigned to the Chargee by this Charge or to which the Chargee may at any time be entitled hereunder.

7.3
Upon any sale by the Chargee of the Charged Property or any part thereof by the Chargee the purchaser shall not be bound to see or enquire whether the Chargee’s power of sale has become exercisable in the manner provided in this Charge and the sale shall be deemed to be within the power of the Chargee, and the receipt of the Chargee for the purchase money shall effectively discharge the purchaser who shall not be concerned with the manner of application of the proceeds of sale or be in any way answerable therefor.

7.4
All moneys received by the Chargee pursuant to this Charge shall be held by it upon trust in the first place to pay or make good all such expenses, liabilities, losses, costs, duties, fees, charges or other moneys whatsoever as may have been paid or incurred by the Chargee in exercising any of the powers specified or otherwise referred to in this Charge and the balance shall be applied in the following manner:

7.4.1
FIRSTLY:  in or towards satisfaction of any amounts in respect of the balance of the Secured Obligations as are then accrued due and payable or are then due and payable by virtue of payment demanded, in such order or application as the Chargee shall think fit;

7.4.2
SECONDLY:  in retention of an amount equal to any part or parts of the Secured Obligations as are or are not then due and payable but which (in the sole and absolute opinion of the Chargee) will or may become due and payable in the future and, upon the same becoming due and payable, in or towards satisfaction thereof in accordance with the foregoing provisions of this Clause 7.4; and

7.4.3	THIRDLY: the surplus (if any) shall be promptly paid to the Chargor or to whosoever else may be entitled thereto.

For the avoidance of doubt, the Chargor agrees that the Chargee shall be entitled to enforce the Security Interest and take possession of the Charged Property, and shall not have any obligation to sell or otherwise dispose of the Charged Property, and the Chargor hereby waives (to the fullest extent permitted by applicable law) any such requirement of the Chargee (whether under contract or under any applicable law) to mandatorily sell or dispose of the Charged Property upon enforcement of the Security Interest and distribute the moneys in accordance with Clause 7.4.

7.5
Neither the Chargee nor its agents, managers, officers, employees, delegates or advisers shall be liable for any claim, demand, liability, loss, damage, cost or expense incurred or arising in connection with the exercise or purported exercise of any rights, powers and discretions hereunder in the absence of fraud; however, in no event shall the Chargee be liable for consequential damages.

7.6
The Chargee shall not by reason of the taking of possession of the whole or any part of the Charged Property or any part thereof be liable to account as mortgagee-in-possession or for anything except actual receipts or be liable for any loss upon realisation or for any default or omission for which a mortgagee-in-possession might be liable.

7.7	In addition to all other rights or powers vested in the Chargee hereunder or by statute or otherwise, the Receiver may take such action in relation to the enforcement of this Charge to:

7.7.1	take possession of, redeem, collect and get in all or any part of the Charged Property;

7.7.2	raise or borrow money and grant security therefor over all or any part of the Charged Property;

7.7.3	appoint an attorney or accountant or other professionally qualified person to assist him in the performance of his functions,

7.7.4	do all acts and to execute in the name and on behalf of the Chargor any document or deed in respect of all or any part of the Charged Property;

7.7.5
in the name of the Chargor or in his own name, bring, prosecute, enforce, defend and abandon applications, claims, disputes, actions, suits and proceedings in connection with all or any part of the Charged Property and to submit to arbitration, negotiate, compromise and settle any such applications, claims, disputes, actions, suits or proceedings;

7.7.6	sell, call in, collect and convert to money the Charged Property or any of it at such place and in such manner and at such price or prices as he shall think fit;

7.7.7
exercise any powers, discretion, voting or other rights or entitlements in relation to the Charged Property and generally to carry out any other action which he may in his sole discretion deem appropriate in relation to the enforcement of this Charge;

7.7.8	to make any arrangement or compromise which he shall think expedient; and

7.7.9
to do all such other acts and things as may be considered to be incidental or conducive to any of the matters or powers aforesaid and which the Receiver lawfully may or can do as agent for the Chargor.

7.8
Every Receiver shall so far as it concerns responsibility for his acts be deemed to be an agent of the Chargor, which shall be solely responsible for his acts and defaults and for the payment of his remuneration and no Receiver shall at any time act as agent for the Chargee.

7.9
Every Receiver shall be entitled to remuneration for his services at a rate to be fixed by agreement between him and the Chargee (or, failing such agreement, to be fixed by the Chargee) appropriate to the work and responsibilities involved, upon the basis of current industry practice.

8	FURTHER ASSURANCES

8.1	The Chargor shall execute and do all such assurances, acts and things as the Chargee in its absolute discretion may require for:

8.1.1	perfecting, protecting or ensuring the priority of the Security Interest hereby created (or intended to be created);

8.1.2	preserving or protecting any of the rights of the Chargee under this Charge;

8.1.3	ensuring that the security constituted by this Charge and the covenants and obligations of the Chargor under this Charge shall inure to the benefit of any assignee of the Chargee;

8.1.4	facilitating the appropriation or realisation of the Charged Property or any part thereof; or

8.1.5	exercising any power, authority or discretion vested in the Chargee under this Charge,

in any such case forthwith upon demand by the Chargee and at the expense of the Chargor.

8.2
Without limitation to the generality of Clause 8.1, the Chargor covenants with the Chargee that it will on demand of the Chargee procure any amendment to the memorandum and articles of association of the Company necessary or, in the opinion of the Chargee desirable, in order to give effect to the terms of this Charge or any documents or transactions provided for herein.

8.3
The Chargor shall provide such assurances and do all acts and things the Receiver may in his absolute discretion require for the purpose of exercising the powers (or giving effect to the exercise of the powers) conferred on the Receiver hereunder and the Chargor hereby irrevocably appoints the Receiver to be the lawful attorney in fact of the Chargor to do any act or thing and to exercise all the powers of the Chargor for the purpose of exercising the powers (or giving effect to the exercise of the powers) conferred on the Receiver hereunder.

9	INDEMNITIES

9.1
The Chargor will indemnify and save harmless the Chargee, the Receiver and each agent or attorney appointed under or pursuant to this Charge from and against any and all expenses, claims, liabilities, losses, taxes, costs, duties, fees and charges properly and reasonably suffered, incurred or made by the Chargee, the Receiver or such agent or attorney:

9.1.1	in the exercise or purported exercise of any rights, powers or discretions vested in them pursuant to this Charge;

9.1.2	in the preservation or enforcement of the Chargee’s rights under this Charge or the priority thereof; or

9.1.3	on the release of any part of the Charged Property from the security created by this Charge,

and the Chargee, the Receiver or such agent or attorney may retain and pay all sums in respect of the same out of money received under the powers conferred by this Charge.  All amounts recoverable by the Chargee, the Receiver or such agent or attorney or any of them shall be recoverable on a full indemnity basis.

9.2
If, under any applicable law or regulation, and whether pursuant to a judgment being made or registered against the Chargor or the bankruptcy or liquidation of the Chargor or for any other reason any payment under or in connection with this Charge is made or falls to be satisfied in a currency (the “Payment Currency”) other than the currency in which such payment is due under or in connection with this Charge (the “Contractual Currency”), then to the extent that the amount of such payment actually received by the Chargee when converted into the Contractual Currency at the rate of exchange, falls short of the amount due under or in connection with this Charge, the Chargor, as a separate and independent obligation, shall indemnify and hold harmless the Chargee against the amount of such shortfall.  For the purposes of this clause, “rate of exchange” means the rate at which the Chargee is able on or about the date of such payment to purchase the Contractual Currency with the Payment Currency and shall take into account any premium and other costs of exchange with respect thereto.

10	POWER OF ATTORNEY

10.1
The Chargor, by way of security and in order more fully to secure the performance of his obligations hereunder, pursuant to the Powers of Attorney Law (1996 Revision) hereby irrevocably appoints the Chargee and the persons deriving title under it jointly and also severally to be his attorney:

10.1.1
to execute and complete in favour of the Chargee or its nominees or of any purchaser any documents which the Chargee may from time to time require for perfecting its title to or for vesting any of the assets and property hereby charged or assigned in the Chargee or its nominees or in any purchaser and to give effectual discharges for payments;

10.1.2
to take and institute on non-payment (if the Chargee in its sole discretion so decides) all steps and proceedings in the name of the Chargor or of the Chargee for the recovery of such moneys, property and assets hereby charged and to agree accounts;

10.1.3	to make allowances and give time or other indulgence to any surety or other person liable;

10.1.4
to sign, execute, seal and deliver and otherwise perfect and do any such legal assignments and other assurances, charges, authorities and documents over the moneys, property and assets hereby charged, and all such deeds, instruments, acts and things (including, without limitation, those referred to in Clause 8) which may be required for the full exercise of all or any of the powers conferred or which may be deemed proper on or in connection with any of the purposes aforesaid; and

10.1.5	otherwise generally to act for him and in his name and on his behalf in connection with this Share Charge;

10.2
The power hereby conferred shall be a general power of attorney and the Chargor hereby ratifies and confirms and agrees to ratify and confirm any instrument, act or thing which any such attorney may execute or do.  In relation to the power referred to herein, the exercise by the Chargee of such power shall be conclusive evidence of its right to exercise the same.

11	EXPENSES

11.1
Each party shall bear their own costs and expenses in connection with entry into and performance under this Charge, provided that following an Event of Default, the Chargor shall pay to the Chargee on demand all costs, fees and expenses (including but not limited to legal fees and expenses) and taxes thereon incurred by the Chargee or for which the Chargee may become liable in connection with:

11.1.1	the preserving or enforcing of, or attempting to preserve or enforce, any of its rights under this Charge or the priority hereof;

11.1.2	any variation of, or amendment or supplement to, any of the terms of this Charge; and/or

11.1.3	any consent or waiver required from the Chargee in relation to this Charge,

and in any case referred to in Clauses 11.1.2 and 11.1.3 regardless of whether the same is actually implemented, completed or granted, as the case may be.

11.2
The Chargor shall pay promptly any stamp, documentary and other similar duties and taxes to which this Charge may be subject or give rise and shall indemnify the Chargee on demand against any and all liabilities with respect to or resulting from any delay or omission on the part of the Chargor to pay any such duties or taxes.

12	NOTICES

Any notice required to be given hereunder shall be in writing in the English language and shall be served by sending the same by prepaid recorded post, facsimile or by delivering the same by hand to the address of the Party or Parties in question as set out below (or such other address as such Party or Parties shall notify the other Parties of in accordance with this clause). Any notice sent by post as provided in this clause shall be deemed to have been served five Business Days after despatch and any notice sent by facsimile as provided in this clause shall be deemed to have been served at the time of despatch and in proving the service of the same it will be sufficient to prove in the case of a letter that such letter was properly stamped, addressed and placed in the post; and in the case of a facsimile that such facsimile was duly despatched to a current facsimile number of the addressee.

Chargor
Name: XU Xudong
Address: Building 5, No. 628 Hongqiao Road, Shanghai
Telephone: +86 21 647 5599
Email: youzi@ispeak.cn

Chargee:
Name:  Shanda Media Group
Address:  8 Stevens Road, Singapore 257819
Tel: +65 6361 0060
Email: hanli@snda.com

13	ASSIGNMENTS

13.1
This Charge shall be binding upon and shall inure to the benefit of the Chargor and the Chargee and each of their respective successors and (subject as hereinafter provided) assigns and references in this Charge to any of them shall be construed accordingly.

13.2	The Chargor may not assign or transfer all or any part of his rights and/or obligations under this Charge.

13.3
The Chargee may not assign or transfer all or any part of its rights or obligations under this Charge to any assignee or transferee without the consent of the Chargor, such consent not to be unreasonably withheld, provided that no such consent shall be required if an Event of Default affecting the Chargor has occurred and is continuing. The Chargee shall notify the Chargor promptly following any such assignment or transfer.

14	MISCELLANEOUS

14.1
The Chargee, at any time and from time to time, may delegate by power of attorney or in any other manner to any person or persons all or any of the powers, authorities and discretions which are for the time being exercisable by the Chargee under this Charge in relation to the Charged Property or any part thereof.  Any such delegation may be made upon such terms and be subject to such regulations as the Chargee may think fit.  The Chargee shall not be in any way liable or responsible to the Chargor for any loss or damage arising from any act, default, omission or misconduct on the part of any such delegate provided the Chargee has acted reasonably in selecting such delegate.

14.2
If any of the clauses, conditions, covenants or restrictions of this Charge or any deed or document emanating from it shall be found to be void but would be valid if some part thereof were deleted or modified, then such clause, condition, covenant or restriction shall apply with such deletion or modification as may be necessary to make it valid and effective.

14.3
This Charge (together with any documents referred to herein) constitutes the whole agreement between the Parties relating to its subject matter and no variations hereof shall be effective unless made in writing and signed by each of the Parties.

14.4	The headings in this Charge are inserted for convenience only and shall not affect the construction of this Charge.

14.5
Each party acknowledges that they have received independent legal advice relating to all the matters provided for in this Share Charge (to the extent such party deems necessary) and agrees that the provisions of this Share Charge are fair and reasonable, and the Chargor agrees not to make any claim or defense that the Share Charge is invalid or unenforceable against him.

14.6	This Charge may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

15	LAW AND JURISDICTION

This Charge shall be governed by and construed in accordance with the laws of the Cayman Islands and the Parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Cayman Islands, provided that nothing in this clause shall affect the right of the Chargee to serve process in any manner permitted by law or limit the right of the Chargee to take proceedings with respect to this Charge against the Chargor in any jurisdiction nor shall the taking of proceedings with respect to this Charge in any jurisdiction preclude the Chargee from taking proceedings with respect to this Charge in any other jurisdiction, whether concurrently or not.

IN WITNESS whereof the parties hereto have caused this Charge to be duly executed as a Deed the day and year first before written.

Executed as a Deed by XU XUDONG （许旭东）
)
in the presence of:	)	/s/ Xu Xudong

/s/ Yeo Kim Geu
Witness

Executed as a Deed	)
for and on behalf of	)
SHANDA MEDIA
GROUP LIMITED	)	/s/ Danian Chen
in the presence of:	)

/s/ Duan Wenjun
Witness

SCHEDULE 1

SHARE TRANSFER FORM

FOR VALUE RECEIVED	,	(amount)

I,	Xu Xudong	of	(transferor)

Building 5, No. 628 Hongqiao Road, Shanghai, China	,	(address)

hereby sell, assign and transfer unto	Shanda Media Group Limited	(transferee)

of	Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110	(address)

1,938,360,784 ordinary shares of each	(number of shares)

of	KU6 MEDIA CO. LTD.	(name of company)

Dated this	day of	, 20

Signed by the Transferor:	In the presence of:
For and on behalf of	Witness

Signed by the Transferee:	In the presence of:
Witness

SCHEDULE 2

KU6 MEDIA CO. LTD.

IRREVOCABLE APPOINTMENT OF PROXY AND POWER OF ATTORNEY

I, XU XUDONG (许旭东), hereby irrevocably appoint Shanda Media Group Limited as my:

1.
proxy to vote at meetings of the shareholders of Ku6 Media Co. Limited (the “Company”) in respect of any existing or further shares (or ADSs representing shares) in the Company which may have been or may from time to time be issued and/or registered in my name (or in the name of my controlled Affiliates); and

2.
duly authorised representative and duly appointed attorney-in-fact to sign resolutions in writing of the Company in respect of any existing or further shares (or ADSs representing shares) in the Company which may have been or may from time to time be issued and/or registered in my name (or in the name of my controlled Affiliates).

This proxy and this power of attorney are irrevocable by reason of being given for valuable consideration and being coupled with the interest of Shanda Media Group Limited as chargee (the “Chargee”) of the aforesaid shares.

This proxy may be used by the Chargee on and at any time after the occurrence of an Event of Default (as defined in the Promissory Note dated _______ 2014 between the Chargor and the Chargee) which is continuing.

This proxy and power of attorney shall be governed by the laws of Cayman Islands.

IN WITNESS whereof this instrument has been duly executed as a deed this [              ] day of 2014.

EXECUTED AS A DEED by CHARGOR:	)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:
)

In the presence of:

Signature of Witness

Name:

Address:

Occupation:

SCHEDULE 3

LETTER OF RESIGNATION AND RELEASE

To:	Ku6 Media Co. Ltd
[Address]

I, [name of director], hereby tender my resignation as a Director [and [other office]] of Ku6 Media Co. Ltd. with effect from the date of this letter.

I confirm that I have no claims or rights of action against the Company whether for damages or for compensation for loss of office.

[NAME] Director

Date:

AUTHORITY TO DATE LETTER OF RESIGNATION AND RELEASE

TO:	SHANDA MEDIA GROUP LIMITED

DATE:	[DATE]

I, [NAME OF DIRECTOR], hereby irrevocably authorise any officer or agent of SHANDA MEDIA GROUP LIMITED at any time to date and submit the attached letter of resignation on my behalf.

Executed and delivered as a deed

[NAME] Director

Date:

Witness signature:

Witness name:

SCHEDULE 4

UNDERTAKING

We, Ku6 Media Co. Ltd. (the “Company”) hereby irrevocably UNDERTAKE and COVENANT with Shanda Media Group Limited (the “Transferee”) to register all transfers of Charged Shares submitted to the Company for registration by the Transferee pursuant to the due exercise of rights under the Share Charge (as defined below) as soon as practical following the submission of such transfers.

This Undertaking is given pursuant to Clause 4.2.5 of the Share Charge (the “Share Charge”) dated [date] between Xu Xudong and the Transferee, and any capitalised terms used herein and not otherwise defined herein shall have the meanings given such terms in the Share Charge.

EXECUTED AS A DEED under the common seal of the Company on [date].

The Common Seal of the	)
Company was affixed hereto	)
in the presence of:	)

Director

Director/Secretary